SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2011

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTORS CONTACT
FOURTH QUARTER AND FY 2010 RESULTS	investor.relations@homex.com.mx

Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex Fourth Quarter and Full Year 2010 Results in Line with Yearly Guidance

Culiacan Mexico, February 28, 2011 Desarrolladora Homex, S.A.B. de C.V. ( Homex or the Company ) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Fourth Quarter and Full Year ended on December 31, 2010[1].

As previously stated, effective January 1, 2010, and in accordance with INIF 14, Homex recognizes its revenues, costs and expenses when the Company has transferred the control of the home to the homebuyer. Homes under construction are now considered as inventory until they are titled.

We have presented 4Q09 and full year 2009 figures on the same basis as 4Q10 and full year 2010, since INIF 14 requires that all periods be presented on a consistent basis, giving effect to the new accounting standard.

Financial Highlights

• Total revenue in the 2010 fourth quarter increased 12.6 percent to Ps. 6.1 billion (US$493 million) from Ps.5.4 billion (US$438 million) for the same period in 2009. For the full year 2010, revenues rose 12.7 percent to Ps.19.7 billion (US$1.6 billion) from Ps.17.5 billion (US$1.4 billion) in 2009.

Commenting on fourth quarter and full year results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

" During 2010, we enjoyed macro-economic stability in Mexico and Brazil, driving consumer confidence and housing demand in both markets. In this context, Homex was able to deliver solid revenue growth of 12.7 percent and adjusted EBITDA margin of 21.1 percent for the year, both in line with our 2010 guidance, and once again a testament to our execution efficiency. Importantly, our revenue growth during the year also reflects the contribution from our Infrastructure and International divisions, an important demonstration of our ability to expand our revenue base along opportunistic and affiliated business lines.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Fourthquarter and full year 2010 and 2009 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 Effects of inflation. The symbols Ps. and$ refer to Mexican pesos and US$ refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using anexchange rate of Ps12.3817 per US$1.00. Fourth quarter and full year 2010 financial information is unaudited and subject to adjustments.
Percentage change expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.
2
FOURTH QUARTER 2010 RESULTS

Financial Highlights

•  In the fourth quarter of 2010, the total number of titled homes increased 11.7 percent when compared to the fourth quarter of 2009, driven by 27.4 percent quarter -over-quarter growth in INFONAVIT s collected units. For the full year 2010, the total volume of titled homes rose 3.9 percent.

•  Gross margin for the fourth quarter of 2010 was 31.2 percent compared to 30.3 percent during the fourth quarter of 2009. 4Q10 gross margin, adjusted for the application of MFRS D-6 Capitalization of Comprehensive Financing Cost, increased 451 bps to 34.5 percent compared to 29.9 percent during the same period of last year, as a result of higher average prices in the affordable entry-level segment and as a result of the increased use of the aluminum mould technology.

•  Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the recent quarter was Ps.1,149 million (US$93 million), a 23.5 percent increase from the Ps.930 million (US$75 million) reported in the fourth quarter of 2009, evidenced by year-over-year improved profitability. For the full year, adjusted EBITDA grew 12.8 percent to Ps.4,154 million (US$335 million) from Ps. 3,681 million (US$297 million) .

•  Adjusted EBITDA margin increased 168 basis points to 18.8 percent in the fourth quarter of 2010 from 17.2 percent in the fourth quarter of 2009. Adjusted EBITDA margin for the full year 2010 remained without change at 21.1 percent compared to 2009.

"In 2011, we continue to be ideally positioned to grow our business and gain market share in Mexico, where we are committed to maintaining our leadership position. Our focus will continue to be in our core business, the affordable entry-level market. At the same time, we will be consolidating our presence in Brazil, a market in which we have a positive outlook for the year, based on lessons learned during 2010 in our pilot project. Similarly, we are confident that our Tourism division will also benefit from improved economic conditions and credit markets around the world."

"Finally, we will continue to streamline our construction process and focus on managing SG&A and our receivables to reduce our capital requirements, all in a continuing effort to deliver solid, sustainable and profitable growth."

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FOURTH QUARTER 2010 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS
	4Q'10 Thousands U.S Dollars (Convenience Translation)	4Q'10 Thousands of pesos	4Q'09	% Chg.	2010	2009	% Chg.
Volume (Homes)	13,545	13,545	12,127	11.7%	48,442	46,631	3.9%
Revenues	$492,781	$6,101,467	$5,420,684	12.6%	$19,689,097	$17,476,489	12.7%
Cost	$338,973	$4,197,068	$3,778,040	11.1%	$13,807,696	$12,328,116	12.0%
Capitalization of CFC	$16,008	$198,205	-$19,240	-	$731,139	$491,998	48.6%
Gross profit	$153,808	$1,904,399	$1,642,644	15.9%	$5,881,402	$5,148,373	14.2%
Gross profit adjusted by capitalization of CFC	$169,816	$2,102,605	$1,623,404	29.5%	$6,612,540	$5,640,371	17.2%
Operating income	$69,537	$860,985	$823,691	4.5%	$2,898,758	$2,676,694	8.3%
Operating income adjusted by capitalization of	$85,545	$1,059,190	$804,450	31.7%	$3,629,896	$3,168,692	14.6%
CFC
Interest expense, net	$3,153	$39,034	$80,013	-51.2%	$228,872	$199,625	14.7%
Net income	$35,662	$441,555	$260,438	69.5%	$1,540,396	$1,495,957	3.0%
Adjusted EBITDA (a)	$92,807	$1,149,105	$930,087	23.5%	$4,153,547	$3,680,623	12.8%
Gross margin	31.2%	31.2%	30.3%		29.9%	29.5%
Gross margin adjusted by capitalization of CFC	34.5%	34.5%	29.9%		33.6%	32.3%
Operating margin	14.1%	14.1%	15.2%		14.7%	15.3%
Operating margin adjusted by capitalization of	17.4%	17.4%	14.8%		18.4%	18.1%
CFC
Adjusted EBITDA margin	18.8%	18.8%	17.2%		21.1%	21.1%
Earnings per share in Ps.		1.32	0.78		4.60	4.47
Earnings per ADR presented in US (b)	0.64		0.38		2.23	2.16
Weighted avge. shares outstanding (MM)	334.9	334.9	334.9		334.9	334.9
Days of accounts receivable	37	37	11		37	11
Days of inventory	716	716	685		716	685
Days of inventory (w/o land)	393	393	302		393	302

(a) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs ( CFC ) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See Adjusted EBITDA for reconciliation of net income to Adjusted EBITDA for the fourth quarter and full year of 2010 and 2009.
(b) US$ values estimated using an exchange rate of Ps.12.3817 per US$1.00 as of December 31, 2010 Common share/ADR ratio: 6:1

4
FOURTH QUARTER 2010 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in 3 cities and 2 states in Brazil, as of December 31, 2010.

Titled volume. During the fourth quarter of 2010, titled home volume totaled 13,545 homes, an increase of 11.7 percent compared to the fourth quarter of 2009, as a result of the Company s strategy of focusing on the most profitable segments with a product offering that is affordable for families who earn between two and eleven times the minimum wage. This resulted in an improved rate of collections whereby the Company grew its collected units within INFONAVIT by 27.4 percent when compared to the fourth quarter of 2009. During the fourth quarter of 2010, homes in these segments accounted for 12,762 or 94.2 percent of total titled volume compared to 11,063 or 91.2 percent for the same period in the previous year, evidencing Homex increased participation and focus on the affordable entry-level market. Homes titled for families who earn above eleven times the minimum wage in the fourth quarter of 2010 decreased 26.4 percent to 783 homes from 1,064 homes during the fourth quarter of 2009 in line with the Company s proactive strategy of reducing its exposure to the middle income segment. Homes priced above Ps.450 thousand represented 5.8 percent of total titled volume during the fourth quarter of 2010, a decrease of 299 basis points when compared to 8.8 percent that the volume in this segment represented during the fourth quarter of 2010.

VOLUME
	4Q'10	4Q'09	Change 4Q10 / 4Q09	2010	2009	Change 10/09
Affordable-entry (from 2 to 11 times MW*)	12,762	11,063	15.4%	45,940	43,093	6.6%
Middle income (above 11 times MW*)	783	1,064	-26.4%	2,502	3,538	-29.3%
Total volume	13,545	12,127	11.7%	48,442	46,631	3.9%
*MW: Minimum Wage

For the full year 2010, titled volume totaled 48,442 homes, a 3.9 percent increase from the 46,631 units titled during 2009. Affordable entry-level volume increased by 6.6 percent in 2010 representing 94.8 percent of total titled volume. Middle-income titled volume decreased 29.3 percent compared to 2009 levels reflecting the Company s strategy to reduce its exposure to the high-middle income segment and concentrate its product offering at a price where homes can be financed through co-financing mortgage programs in view of continued mortgage financing constraints through commercial banks and sofoles. The Company concentrated on increasing its market share in its core business -the affordable entry-level- where mortgage financing availability is strongly supported by INFONAVIT and FOVISSSTE.

5
FOURTH QUARTER 2010 RESULTS

The average price for all titled homes during the fourth quarter of 2010 was Ps.406 thousand, a decrease of 6.4 percent when compared to the fourth quarter of 2009. Homex average unit price is a  reflection of the Company s strategy to follow the market s mortgage availability, demand trends and niche opportunities. The average price decrease was mainly driven by a 24.0 percent decline in middle-income home prices as a result of Homex strategy to concentrate its product offering at a price where homes can be financed through co-financing programs within INFONAVIT and FOVISSSTE. As a result of this strategy, Homex average higher valued home during 2010 was Ps. 1.5 million compared to Ps.3.0 million during 2009. Accordingly, the Company has identified opportunities to increase its participation in the most profitable products with a product offering that is affordable for families who earn between two and eleven times minimum wage, resulting in a higher average price for the affordable entry-level segment. For the full year 2010, the average price for all Homex titled homes was Ps. 385 thousand, an increase of 4.1 percent when compared to 2009, where homes affordable for families who earn between two and eleven times minimum wage increased 13.8 percent from Ps. 313 thousand to Ps. 356 thousand and homes within the middle income segment decreased by 13.7 percent from Ps.1.0 million to Ps. 917 thousand.

AVERAGE PRICE
Thousands of pesos	4Q'10	4Q'09	Change 4Q10 / 4Q09	2010	2009	Change 4Q10 / 4Q09	Low	High
Affordable-entry (from 2 to 11 times MW*)	$376	$362	3.9%	$356	$313	13.8%	$204	$450
Middle income (above 11 times MW*)	900	1,185	-24.0%	917	1,062	-13.7%	$451	$1,500
Average price for all homes	$406	$434	-6.4%	$385	$370	4.1%

*Minimum Wage
* The Company categorized its products sold during the quarter according to MW ranges presented above.

6
FOURTH QUARTER 2010 RESULTS

Mortgage financing. For the fourth quarter of 2010, 61.0 percent of the Company s titled homes were through INFONAVIT. Importantly, for the fourth consecutive quarter, the Company increased its collected units through INFONAVIT by 27.4 percent, resulting in a market share for the full year 2010 of 5.6 percent, an 85 basis points (bps) improvement when compared to a market share of 4.7 percent during 2009. At the same time, Homex has continued to increase its participation in FOVISSSTE s mortgage program, and, as a result, financing from FOVISSSTE represented 25.0 percent of total titled units. The remainder of Homex customers were mainly financed by commercial banks and other state housing funds.

On an accumulated basis as of December 31, 2010, 63 percent of the Company s titled units were through INFONAVIT, evidenced by the Company s focus on low income home buyers. Units titled through FOVISSSTE represented 25 percent while other sources of financing including commercial banks and other state housing funds represented 12 percent.

7
FOURTH QUARTER 2010 RESULTS

Geographic expansion. During the fourth quarter of 2010 and for the full year 2010, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city in Mexico during the year.

8
FOURTH QUARTER 2010 RESULTS

Financial Results

Revenues increased 12.6 percent in the fourth quarter of 2010 to Ps.6,101 million from Ps.5,421 million in the same period of 2009. Total housing revenues in the fourth quarter of 2010 increased 4.5 percent compared to the same period of 2009 mainly driven by an increase in the average price for all homes. Revenues from homes for families who earn between two and eleven times the minimum wage increased 19.9 percent during the fourth quarter of 2010 driven by a 27.4 percent quarter -over-quarter growth in INFONAVIT s collected units, while revenues from titled homes for families who earn above eleven times the minimum wage decreased by 44.1 percent as a result of a the Company s proactive measure to reduce its exposure to this sector and to increase its participation in the affordable entry-level market. As a percentage of total revenues, homes affordable for families who earn between two and eleven times the minimum wage increased to 78.6 percent in the fourth quarter of 2010 from 73.9 percent in the fourth quarter of 2009.

Importantly, other revenues increased to Ps.598 million in the fourth quarter of 2010 from Ps. 157 million in the fourth quarter of 2009, as a result of Homex building services contract with Mexico s federal government.

During the fourth quarter of 2010, the Company faced collection delays in Brazil as a result of changes in municipal regulations affecting licensing and permit procedures negatively impacting the timely delivery of homes; thus the Company did not recognize revenues from Brazil during the period.

For the full year 2010, revenues increased 12.7 percent to Ps.19,689 million from Ps.17,476 million in 2009. Total housing revenues in 2010 increased 8.2 percent, mainly driven by affordable -entry level titled volume and higher average prices in the segment. Affordable entry-level (including revenues from the Company s operations at Brazil) represented 83.1 percent of total revenues in 2010 compared to 77.2 percent in 2009. Middle-income represented 11.7 percent of total revenues in 2010 compared to 21.5 percent in 2009.

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FOURTH QUARTER 2010 RESULTS

For the full year 2010, Homex reported other revenues of Ps.1,033 million, an increase of 353.6 percent compared to 2009, as a result of Homex building services contract with Mexico s federal government. During 2010, revenues from the Company s operations in Brazil accounted for Ps.173.3 million, importantly confirming Homex ability to successfully replicate its housing business model for the low income segment in unpenetrated housing markets. At the same time, Homex continues to focus on organic growth in Mexico in attractive home markets that provide continued growth opportunities.

REVENUES BREAKDOWN
Thousands of pesos	4Q'10	4Q'09	Change 4Q10/ 4Q09	2010	2009	Change 10 / 09
Affordable-entry (from 2 to 11 times MW*)	$4,798,566	$4,003,461	19.9%	$16,361,640	$13,490,197	21.3%
Middle income (above 11 times MW*)	704,579	1,260,452	-44.1%	2,294,094	3,758,489	-39.0%
Total housing revenues	5,503,145	5,263,913	4.5%	18,655,734	17,248,686	8.2%
Other revenues	598,322	156,771	281.7%	1,033,364	227,803	353.6%
Total revenues	$6,101,467	$5,420,684	12.6%	$19,689,097	$17,476,489	12.7%

*MW: Minimum Wage

Gross profit increased to 31.2 percent in the fourth quarter of 2010 from 30.3 percent in the same quarter of last year, as a result of higher average prices in the affordable entry-level and as a result of the increased used of the Company s proprietary aluminum mould technology. Pursuant to the application of MFRS D-6, which was initiated in 2007, the Company is required to capitalize a portion of its Comprehensive Financing Cost ( CFC ), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as related inventory is titled in future periods.

During the fourth quarter of 2010, the Company registered a non-cash foreign exchange gain of Ps.37.9 million, compared to a non-cash foreign exchange gain of Ps.36.5 million during the same period last year. These results were mainly driven by the quarter -over-quarter appreciation of the Mexican peso against the U.S. dollar of 2.6 percent and 2.5 percent in 2010 and 2009, respectively. Capitalized interest expense was Ps.233.9 million during the fourth quarter of 2010 compared to Ps.11.3 million in the fourth quarter of 2009.

10
FOURTH QUARTER 2010 RESULTS

On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex gross margin for the quarter would have been 34.5 percent compared to 29.9 percent during the same period of the previous year; the margin improvement was mainly driven by a higher average price in homes affordable for families who earn between two and eleven times the minimum wage as well as by the increased use of the Company s aluminum mould technology.

For the twelve months ended December 31, 2010, gross profit increased 14.2 percent to Ps.5,881 million from Ps.5,148 million in 2009. As a percentage of total revenues, gross profit increased 41 bps to 29.9 percent during 2010 when compared to 29.5 percent in 2009. On a pro forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex gross margin for the year was 33.6 percent, compared to 32.3 percent in the same period of last year, mainly driven by a higher average price in homes affordable for families who earn between two and eleven times the minimum wage as well as by the increased use of the Company s aluminum mould technology.

Thousand of Pesos	CAPITALIZATION OF COMPREHENSIVE FINANCING COST
	of December	of December
	31,2010	31,2009	4Q10	4Q09
INVENTORY
Exchange Loss	-$64,082	$199,859	-$53,989	$16,299
Interest Expense	1,142,146	785,830	214,728	271,077
Inflation accounting accumulated effect	-9,234	-9,102	737	4,958
Total	$1,068,830	$976,587	$161,476	$292,335
COST OF SALES
Exchange Loss	-$43,836	$100,688	-$37,908	-$36,459
Interest Expense	778,673	395,896	233,954	11,299
Inflation accounting accumulated effect	-3,697	-4,585	2,159	5,920
Total	$731,140	$491,998	$198,205	-$19,240

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FOURTH QUARTER 2010 RESULTS

Selling general and administrative expenses (SG&A) as a percentage of total revenues for the fourth quarter of 2010 increased 199 bps to 17.1 percent from 15.1 percent for the fourth quarter of 2009. The increase on SG&A was mainly a result of expenses from Brazilian operations, which, as a result of the collection delays during the quarter, were not offset by additional revenues from the division. At the same time, SG&A increased as a result of expenses from the tourism division.

For the full year 2010, total SG&A as a percentage of total revenues, increased 101 bps to 15.1 percent from 14.1 percent for the twelve months accumulated as of December 31, 2009.The increase in SG&A for the full year 2010 is mainly derived from additional expenses from Homex initial operations in Brazil.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	4Q'10	% of Total revenues	4Q'09	% of Total revenues	Change 10 / 09	2010	% of Total revenues	2009	% of Total revenues	Change 10 / 09
Selling and administrative expenses	$1,043,414	17.1%	$796,189	14.7%	31.1%	$2,937,117	14.9%	$2,380,626	13.6%	23.4%
Beta trademark amortization	0	0.0%	22,764	0.4%	-	45,527	0.2%	91,054	0.5%	-50.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$1,043,414	17.1%	$818,953	15.1%	27.4%	$2,982,644	15.1%	$2,471,680	14.1%	20.7%

Operating income . During the fourth quarter of 2010, operating income increased 4.5 percent to Ps.861 million from Ps.824 million during the same period of 2009, mainly driven by higher revenues. Operating income as a percentage of revenues was 14.1 percent in the fourth quarter of 2010 compared to 15.2 percent during 2009, the lower margin is mainly driven by a higher capitalization of CFC. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex operating margin for the fourth quarter of 2010 was 17.4 percent compared to 14.8 percent during the same period of last year. The higher margin during the recent quarter mainly reflects the Company s increased profitability as a result of higher average prices and the increased use of its aluminum mould construction technology.

In 2010, operating income increased 8.3 percent to Ps.2,899 million compared to Ps.2,677 million in 2009. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex operating margin in 2010 improved 30 bps to 18.4 percent from 18.1 percent in 2009.

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FOURTH QUARTER 2010 RESULTS

Net comprehensive financing cost (CFC) during the fourth quarter of 2010 was Ps.163.5 million compared to Ps.83.3 million during the fourth quarter of 2009. The higher cost of financing during the fourth quarter of 2010 reflects the recognition of a foreign exchange loss and the negative mark-to-market valuation of the Company s Interest Only Swap in relation to its 2015 US$250 million bond versus a foreign exchange gain during the same quarter of last year.

As a percentage of revenues, net comprehensive financing cost was 2.7 percent in the fourth quarter of 2010 versus 1.5 percent in the fourth quarter of 2009. The main drivers of this result were the following:

a) Net interest expense during the fourth quarter was Ps.39.0 million compared to Ps.80.0 million in the fourth quarter of 2009.

b) Foreign exchange loss registered in the fourth quarter of 2010 totaled Ps.124.5 million compared to a gain of Ps.3.3 million in 2009.

For the full year 2010, net comprehensive financing cost as a percentage of revenues was 1.8 percent, compared to 1.2 percent during 2009. In absolute terms, net comprehensive financing cost increased to Ps. 360.6 million from Ps.206.6 million in 2009, mainly driven by the recognition of a foreign exchange loss of Ps. 131.8 million during the full year 2010, compared to a gain of Ps.6.9 million during the same period of the previous year.

13
FOURTH QUARTER 2010 RESULTS

Foreign exchange gain or loss. As of December 31, 2010, Homex U.S. Dollar denominated debt relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that aims to effectively minimize the exchange risk in the interest payments for the 2010-2012 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the first three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico s reference rate) at 4.95 percent. During the fourth quarter of 2010, the hedging instrument for Homex 2015 bond had a negative mark-to-market value of approximately Ps.116.1 million recognized on results of operation.

Net income for the fourth quarter of 2010 was Ps.441.5 million or a 7.2 percent margin compared to Ps.260.4 million and a margin of 4.8 percent reported in the same period of 2009. Both periods were affected by a higher tax rate in relation to the tax provision for the recovery of VAT taxes. Please refer to Note 23 (f) of the Company s 2009 Audited Financial Statements filed last year with the Mexican Securities Commission (CNBV) .

For the full year 2010, net income was Ps.1,540.4 million or a 7.8 percent margin compared to Ps.1,496.0 million and a margin of 8.6 percent for 2009. The lower result during 2010 was affected by higher SG&A as well as from the recognition of a foreign loss and the negative mark-to-market valuation of the Company s interest only swap in relation to its 2015 US$250 million bond, as previously explained

Earnings per share for the fourth quarter of 2010 increased to Ps.1.32, as compared to Ps.0.78 reported in the fourth quarter of 2009 driven by a higher tax rate recognized during the fourth quarter of 2009 as a result of the tax provision for the recovery of VAT taxes which during 2009 was not recognized until the last quarter. For the full year, earnings per share were Ps. 4.60, as compared to Ps.4.47 in 2009.

14
FOURTH QUARTER 2010 RESULTS

Adjusted EBITDA during the fourth quarter of 2010 increased 23.5 percent to Ps.1,149.1 million from Ps.930.1 million reported in the same period of the last year. As a percentage of sales, adjusted EBITDA was 18.8 percent, an increase of 168 bps when compared to 17.2 percent in the same period last year. The higher margin during 2010 reflects Homex improved efficiency and profitability derived from product mix changes in the affordable entry-level segment as well as an increased use of its aluminum mould technology.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the fourth quarter 2010 and 2009.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM MFRS			RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM
FINANCIAL INFORMATION			MFRS FINANCIAL INFORMATION
Thousands of pesos	4Q'10	4Q'09	Thousands of pesos	2010	2009
Net Income	$441,555	$260,438	Net Income	$1,540,396	$1,495,957
Depreciation	82,302	92,445	Depreciation	356,093	371,402
Capitalization of CFC	198,205	-19,240	Capitalization of CFC	731,140	491,998
Beta trademark amortization	0	22,764	Beta trademark amortization	45,527	91,054
Net comprehensive financing cost	163,550	83,299	Net comprehensive financing cost	360,637	206,566
Income tax	257,512	494,254	Income tax	1,044,375	1,034,997
Minority interest	5,981	-3,872	Minority interest	75,380	-11,351
Adjusted EBITDA	$1,149,105	$930,087	Adjusted EBITDA	$4,153,547	$3,680,623

Adjusted EBITDA margin for the year remained without change at 21.1 percent compared to 2009, in line with the Company s yearly guidance of 21 to 22 percent.

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FOURTH QUARTER 2010 RESULTS

Land reserve. As of December 31, 2010, Homex land reserve was 82.3 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 398,590 homes, of which 366,680 are reserved for homes in a price range between Ps.204 to Ps.450 thousand, including land reserved for Homex Brazilian operations and 31,910 represent land suitable to build homes at a price point above Ps.450 thousand, as well as land reserved for the Company s tourism division. Homex land inventory value as of December 31, 2010, was Ps.12.4 billion. (US$1.0 billion).

During 2010, Homex continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. For the full year 2010, the Company invested approximately Ps.896 million for land acquisitions, in line with its 2010 land acquisition budget of aproximately Ps.900 milllion.

Liquidity. During the fourth quarter of 2010, the Company increased its total debt by 3.5 percent or Ps.438.4 million to Ps.12,814.8 million from Ps.12,376.4 million as of September 30, 2010 mainly as a result of additional debt incurred in Brazil. As of December 31, 2010, Homex weighted average debt maturity was 4.8 years, with 48 percent of the Company s debt maturing between 2015 and 2019. The Company had net debt of Ps.9,379.6 million as of December 31, 2010 including the effects of the appreciation of the Mexican peso relative to the U.S. dollar. With respect to interest coverage. Homex adjusted EBITDA -to-Net Interest Expense ratio was 3.96x in the fourth quarter of 2010.

As of December 31, 2010, the Company had the following liquidity ratios:

• Net debt: Ps.9,379.6 million

• Net debt-to-adjusted EBITDA ratio:2.26x

• Debt to total capitalization ratio: 53 percent

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FOURTH QUARTER 2010 RESULTS

Working Capital Cycle

On a sequential basis, accounts receivable increased 16 days to 37 days from 21 days as of 3Q10 as a result of a receivables balance increase from Homex infrastructure division, derived from the fact that the Company s building service contracts with the federal government are recognized in accordance with the percentage of completion method.

Homex reported total receivables of 10.2 percent of revenues as of December 31, 2010, representing an increase of Ps.1,480. million when compared to the 3.0 percent reported as of December 31, 2009, partly as a result of accounts receivable from Homex infrastructure division and as a result of a low base comparison, since during 4Q09 the company reduced its construction -in-process investments to privilege cash generation during the year ago period.

On a quarterly basis comparison, total inventory increased 3 days, to 716 days when compared to 713 days as of September 30, 2010 as a result of a lower land inventory balance and reflecting the Company s strategy to reduce its future sales land inventory. On a yearly comparison, as of December 31, 2010, total inventory increased by 31 days compared to 685 days as of December 31, 2009. The yearly inventory increase reflects the Company s strategy to advance housing infrastructure investments to complete the edification and infrastructure process at the same time in view that Homex building pace -as a result of the efficiencies generated through the use of its alluminium mould technology -, has surpassed the speed of construction of its subcontractors who are in charge of the urbanization process.

The period-end days in accounts payable, calculated as of December 31, 2010, increased 7 days to 126 days, from 119 days as of December 31, 2009 and 25 days when compared to accounts payable days as of September 30, 2010. The days of credit improvement derives from Homex improved financial terms with its suppliers where accounts payable related to construction materials increased to 105 days from 80 days as of 4Q09 and 78 days as of 3Q10.

17
FOURTH QUARTER 2010 RESULTS

During 2010, Homex generated negative free cash flow (FCF) of Ps. 2.1 billion. This was principally the result of Homex strategic decision to advance housing infrastructure investments in Mexico, as well as from start-up and other expenses from the Company s operations in Brazil, where its projects are in the initial phase and importantly providing a positive outlook for the Company. At the same time, during 4Q10, Homex generated negative FCF of Ps.295 million compared to a negative FCF of Ps.1.2 billion during 3Q10, a result of increased collections in Mexico.

WORKING CAPITAL CYCLE	4Q'10	3Q'10
Inventory* days	716	713
Turnover accounts receivable days	37	21
Turnover accounts payable days	126	101
Total Working Capital Cycle	627	633

*Includes land inventory, construction- in- process and construction materials.
Figures are unaudited.

2011 Guidance : The Company reaffirms its guidance for 2011 as published in December 2010:

2010 & 2011 COMPANY GUIDANCE
	Guidance 2010	Guidance 2011
Revenue growth	12.0% to 14.0%	13.0% to 16.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%	21.0% to 22.0%

18
FOURTH QUARTER 2010 RESULTS

Recent Business Developments

International Division

During the last week in February, the Company successfully delivered the first group of homes in its second project in Brazil, a 1,700 unit affordable -entry development in the city of Marilia, state of Sao Paulo.

Commenting on the occasion, Erika Taboada, Brazil Country Manager, said, "I am very excited to make this announcement, as once again, Homex has reaffirmed its success in Brazil. We have experienced a very warm welcome from local and state authorities, and equally important from prospective customers who increasingly are recognizing the quality in the Homex brand.

"We look forward to the timely delivery of homes in subsequent stages of our projects here in Marilia as well as from our projects in Sao Jose and Campo Grande thus adding more happy homex customers in Brazil," she concluded.

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FOURTH QUARTER 2010 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company s web site at www.homex.com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the twelve-month period ended December 31, 2010 and 2009, which includes the Consolidated Balance Sheets as of December 31, 2010 and 2009, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the twelve-month period ended December 31, 2010 and 2009.

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FOURTH QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009
(Figures in thousands of pesos)	Dec-10		Dec-09		Change 10 / 09
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,435,222	9.6%	3,251,416	10.8%	5.7%
Accounts receivable, net	1,999,936	5.6%	519,474	1.7%	285.0%
Inventories	27,475,986	76.7%	23,451,397	77.8%	17.2%
Other current assets	956,688	2.7%	766,803	2.5%	24.8%
Total current assets	33,867,831	94.6%	27,989,090	92.8%	21.0%

Property and equipment, net	982,691	2.7%	1,110,582	3.7%	-11.5%
Goodwill	731,861	2.0%	731,861	2.4%	0.0%
Other assets	235,930	0.7%	324,393	1.1%	-27.3%
TOTAL	35,818,313	100.0%	30,155,926	100.0%	18.8%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	1,463,014	4.1%	379,032	1.3%	286.0%
Accounts payable	4,840,555	13.5%	4,061,497	13.5%	19.2%
Advances from customers	622,913	1.7%	1,277,810	4.2%	-51.3%
Taxes payable	1,376,083	3.8%	1,154,470	3.8%	19.2%
Total current liabilities	8,302,565		6,872,809		20.8%

Long-term notes payable to financial institutions	11,351,816	31.7%	9,714,842	32.2%	16.9%
Swap payable	488,356	1.4%	119,084	0.4%	-
Labor obligations	90,478	0.3%	98,187	0.3%	-7.9%
Deferred income taxes	4,020,790	11.2%	2,976,415	9.9%	35.1%
Total liabilities	24,254,005	67.7%	19,781,337	65.6%	22.6%
STOCKHOLDERS' EQUITY
Common stock	528,009	1.5%	528,011	1.8%	0.0%
Additional paid-in capital	3,193,153	8.9%	3,186,933	10.6%	0.2%
Retained earnings	7,992,194	22.3%	6,451,798	21.4%	23.9%
Other stockholders' equity accounts	-502,331	-1.4%	-76,966	-0.3%	-
Excess in restated stockholders' equity	344,915	1.0%	344,915	1.1%	0.0%
Cumulative initial effect of deferred income taxes	-157,828	-0.4%	-157,828	-0.5%	-
Majority stockholders' equity	11,398,112	31.8%	10,276,863	34.1%	10.9%

Minority interest	166,196	0.5%	97,726	0.3%	70.1%
TOTAL STOCKHOLDERS' EQUITY	11,564,308	32.3%	10,374,589	34.4%	11.5%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	35,818,313	100.0%	30,155,926	100.0%	18.8%

21
FOURTH QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF FOURTH QUARTER 2010 WITH FOURTH QUARTER 2009
(Figures in thousands of pesos)	4Q'10		4Q'09		Change 10 / 09
REVENUES
Affordable-entry level revenue	4,798,566	78.6%	4,003,461	73.9%	19.9%
Middle income housing revenue	704,579	11.5%	1,260,452	23.3%	-44.1%
Other revenues	598,322	9.8%	156,771	2.9%	281.7%
TOTAL REVENUES	6,101,467	100.0%	5,420,684	100.0%	12.6%

Cost	3,998,862	65.5%	3,797,280	70.1%	5.3%
Capitalization of CFC	198,205	3.2%	-19,240	-0.4%	-
TOTAL COSTS	4,197,068	68.8%	3,778,040	69.7%	11.1%

GROSS PROFIT	1,904,399	31.2%	1,642,644	30.3%	15.9%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	1,043,414	17.1%	796,189	14.7%	31.1%
Beta Trademark amortization	0	0.0%	22,764	0.4%	-
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,043,414	17.1%	818,953	15.1%	27.4%

OPERATING INCOME	860,985	14.1%	823,691	15.2%	4.5%
OTHER (EXPENSES) INCOME, NET	7,612	0.1%	10,428	0.2%	-27.0%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	85,303	1.4%	125,262	2.3%	-31.9%
Interest income	-46,269	-0.8%	-45,249	-0.8%	-
Foreign exchange loss (gain)	124,515	2.0%	3,286	0.1%	-
	163,550	2.7%	83,299	1.5%	96.3%

INCOME BEFORE INCOME TAX	705,048	11.6%	750,820	13.9%	-6.1%

INCOME TAX	257,512	4.2%	494,254	9.1%	-47.9%
NET INCOME	447,536	7.3%	256,566	4.7%	74.4%
MAJORITY INTEREST	441,555	7.2%	260,438	4.8%	69.5%
MINORITY INTEREST	5,981	0.1%	-3,872	-0.1%	-
NET INCOME	441,555	7.2%	260,438	4.8%	69.5%
Earnings per share	1.32	0.0%	0.78	0.0%	69.5%

Adjusted EBITDA	1,149,105	18.8%	930,087	17.2%	23.5%

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FOURTH QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF TWELVE MONTHS 2010 WITH TWELVE MONTHS 2009
(Figures in thousands of pesos)	2010		2009		Change 10 / 09
REVENUES
Affordable-entry level revenue	16,361,640	83.1%	13,490,197	77.2%	21.3%
Middle income housing revenue	2,294,094	11.7%	3,758,489	21.5%	-39.0%
Other revenues	1,033,364	5.2%	227,803	1.3%	353.6%
TOTAL REVENUES	19,689,097	100.0%	17,476,489	100.0%	12.7%

Cost	13,076,556	66.4%	11,836,118	67.7%	10.5%
Capitalization of CFC	731,140	3.7%	491,998	2.8%	48.6%
TOTAL COSTS	13,807,696	70.1%	12,328,116	70.5%	12.0%

GROSS PROFIT	5,881,402	29.9%	5,148,373	29.5%	14.2%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	2,937,117	14.9%	2,380,626	13.6%	23.4%
Beta Trademark amortization	45,527	0.2%	91,054	0.5%	-50.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	2,982,644	15.1%	2,471,680	14.1%	20.7%

OPERATING INCOME	2,898,758	14.7%	2,676,694	15.3%	8.3%
OTHER (EXPENSES) INCOME, NET	122,030	0.6%	49,475	0.3%	146.7%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	391,760	2.0%	383,765	2.2%	2.1%
Interest income	-162,887	-0.8%	-184,140	-1.1%	-
Foreign exchange loss (gain)	131,765	0.7%	6,941	0.0%	-
	360,637	1.8%	206,566	1.2%	74.6%

INCOME BEFORE INCOME TAX	2,660,151	13.5%	2,519,603	14.4%	5.6%

INCOME TAX	1,044,375	5.3%	1,034,997	5.9%	0.9%
NET INCOME	1,615,775	8.2%	1,484,606	8.5%	8.8%
MAJORITY INTEREST	1,540,396	7.8%	1,495,957	8.6%	3.0%
MINORITY INTEREST	75,380	0.4%	-11,351	-0.1%	-
NET INCOME	1,540,396	7.8%	1,495,957	8.6%	3.0%
Earnings per share	4.60		4.47		3.0%

Adjusted EBITDA	4,153,547	21.1%	3,680,623	21.1%	12.8%

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FOURTH QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED DECEMBER 31, 2010 AND 2009
(thousands of pesos)
	2010	2009
Net income	1,540,396	1,495,957
Non-cash items:
Depreciation	356,093	371,402
Minority interest	75,380	(11,351)
Amortization of Trademark Beta	45,527	91,054
Deferred income taxes	1,044,375	1,034,997
	3,061,770	2,982,059
(Increase) decrease in:
Trade accounts receivable	(1,670,346)	606,708
Inventories (w/land)	(4,024,588)	(2,380,821)
Trade accounts payable	779,058	(2,985,376)
Other A&L, net	(35,442)	1,687,534
Changes in operating assets and liabilities	(4,951,318)	(3,071,956)

Operating cash flow	(1,889,548)	(89,897)

Capex	(228,201)	(79,056)

Free cash flow	(2,117,749)	(168,953)

Net financing activities	2,301,555	2,152,184

Net (decrease) increase in cash and cash equivalents	183,806	1,983,231

Balance at beginning of period	3,251,416	1,268,185

Balance at end of period	3,435,222	3,251,416

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FOURTH QUARTER 2010 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 28 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer